June 27, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (604) 269-6622

Mr. Xuxin Shao
Brownsville Company
23227 Dogwood Avenue
Maple Ridge, British Columbia
Canada  V2X 4S4

Re:	Brownsville Company
	Amendment Number Two on Form SB-2
Filed June 10, 2005
	File No. 333-122720

Dear Mr. Shao:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include an updated and signed accountants` consent in any pre-filing amendments.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General

2. As discussed in Item 303 of Regulation S-B, please include disclosure relating to your liquidity and a more thorough discussion of your results of operations.

Note 2(h), page F-9

3. In this footnote and in your response to our prior comment no.
11
you state that you report currency translation adjustments as a separate component of stockholders` equity. We note that no currency translation adjustments are presented in the statement of stockholders` equity on page F-6. Please revise to correctly report, if in error, or disclose the reason for the absence of any currency translation adjustments for the periods presented.

Note 7, page F-8

4. We note your response to our prior comment no. 13 does not address the specific follow-on questions included therein in bullet form.
Accordingly we reissue our prior comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Amit Pande, Assistant Chief Accountant, at
(202) 551-3423 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at
(202) 551-3464 or me at (202) 551-3698 with any other questions.

								Sincerely,
								Mark Webb
								Legal Branch Chief


cc:	Conrad C. Lysiak, Esq.
	601 West First Avenue
	Suite 503
	Spokane, WA 99201
	Facsimile: 509-747-1770